June 24, 2010

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Dais Analytic Corporation Request for Withdrawal of Post Effective Amendment No. 1 to Form S-1/A

Registration Statement, Filed on June 22, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Dais Analytic Corporation (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Post Effective Amendment No. 1 to Form S-1A, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 22, 2010 (the “Post Effective Amendment”).

The Post Effective Amendment was intended to amend the Registration Statement on Form S-1A (Registration No. 333-152940) declared effective on November 12, 2008 (the “Original Registration Statement”). The Registrant’s financial printer transmitted the Post Effective Amendment, which was accepted by the Commission, with the incorrect tag.

The Registrant confirms that the incorrectly filed Post Effective Amendment has not been declared effective and that no securities have been sold pursuant to it. Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Post Effective Amendment as soon as possible.

The Registrant intends to re-file an Post Effective Amendment No. 1 to Form S-1A amending the Original Registration Statement with the Commission under the correct tag later today.

Please contact David Selengut of Ellenoff, Grossman & Schole LLP, counsel to the Registrant, at (212) 370-1300 with any questions.

Respectfully, Dais Analytic Corporation

/s/ Timothy N. Tangredi
Timothy N. Tangredi President & CEO

cc: David Selengut, Ellenoff, Grossman & Schole, LLP